

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-Mail
Tom Griffin
President and Chairman of the Board
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

> **Re: Santa Fe Petroleum, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed November 14, 2012**
> **File No. 333-173302**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Implications of Being An Emerging Growth Company

1.   We note your response to prior comment 1; however, Section 107(b) of the JOBS Act provides that your previously disclosed decision to opt out of the extended transition period provided in Exchange Act Section 13(a) for complying with new or revised accounting standards is irrevocable. Please revise your disclosure throughout your document accordingly.

Description of Business

2.   Your response to prior comment 6 that the sales of the SFO shares were completed before the exchange appears to be inconsistent with the statement in exhibit 10.3 that the "Completion of the Stock Purchase is effective simultaneously with the closing of the public shell purchase (Shell Purchase) by SFO creating Santa Fe Petroleum, Inc.

(Public)." As noted in comment 10 of our August 13, 2012 letter to you, we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments.

Governmental Regulation

3.   Prior comment 8 sought disclosure in your document. If the regulations materially affect your leases or other business, please provide appropriate information in your filing. Include specific information regarding how the regulations affect your business, not merely a general description of what the regulations govern.

Liquidity and Capital Resources

4.   Please tell us where you reported the termination of the agreement mentioned in the last sentence of your response to prior comment 11 and where you explained to investors that the amount of proceeds was less than 10% of the anticipated proceeds. See Item 1.02 of Form 8-K and Item 303 of Regulation S-K. In this regard, we also note the reference to an investment banking agreement in the liquidity disclosure of your most recent Form 10-Q; if this is a new agreement, please tell us where you filed the agreement and disclosed its material terms, including the duration and obligations of the parties.

Directors and Executive Officers

5.   Refer to your response to prior comment 14. We note that you elect to identify companies with which your CEO/CFO was affiliated as "publicly traded." We also note that you indicate that his "extensive experience as CFO" is a reason why he was selected to serve as a director. It appears that, during periods in which he served in roles that had responsibility for public reporting by those companies, at least a portion of those companies did not file required reports with the Commission. It remains unclear why you believe that it is appropriate to highlight for investors your CEO/CFO's experience with "public companies" while not balancing your statements with information regarding his role in at least a portion of those companies' failure to provide investors required public reports. Please expand your response to address Rule 10b-5(b) and to explain clearly why you believe it is not material to investors - who will be relying on your CEO/CFO to provide public reports - that he apparently has or had a significant role in other companies' apparent non-compliance with public reporting obligations.

Certain Relationships and Related Transactions and Director Independence

6.   Please reconcile your response to prior comment 15 that there are no repayment terms with your disclosure that the amounts are "accounts payable."

Common Stock

7.   We note your response to prior comment 18. Your disclosure indicates that you issued 33,478,261 shares for the May 2012 exchange, that you issued 2,500,000 shares in your registered offering which now represent 6,000,000 shares as a result of your stock split, and that you had 3,000,000 shares outstanding prior to the offering which now represent 7,200,000 shares as a result of your stock split. Therefore, it appears that you would have had 46,678,261 shares outstanding on the date that this Form 8-K was originally due. However, you disclose that you have outstanding 39,478,261 shares. Please reconcile. Also, please tell us when you will file the Form D related to the transaction that you appear to suggest in Part II Item 2 of your latest Form 10-Q was exempt from registration based on Regulation D.

Response Letter

8.   The definition of "Filing" that you used in the acknowledgements at the end of your response letter limits the acknowledgements to the Form 8-K rather than providing acknowledgements related to each of the filings addressed in our comments as requested at the end of our September 21, 2012 letter. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Luke C. Zouvas